UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SELECTA BIOSCIENCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

816212104

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP III LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 816212104

1		NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,842,797
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,842,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

*  This percentage is calculated based upon 17,899,586 shares of common stock, par value $0.0001 per share (the “Shares”), outstanding of Selecta Biosciences, Inc., a Delaware corporation (the “Issuer”), as set forth in the Issuer’s final prospectus, dated June 21, 2016, filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2016, and assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional 750,000 Shares.

SCHEDULE 13D

CUSIP No. 816212104

1		NAME OF REPORTING PERSON OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,825,415
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,825,415
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*  This percentage is calculated based upon 17,899,586 shares of common stock, par value $0.0001 per share (the “Shares”), outstanding of Selecta Biosciences, Inc., a Delaware corporation (the “Issuer”), as set forth in the Issuer’s final prospectus, dated June 21, 2016, filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2016, and assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional 750,000 Shares.

SCHEDULE 13D

CUSIP No. 816212104

1		NAME OF REPORTING PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,842,797
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,842,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

*  This percentage is calculated based upon 17,899,586 shares of common stock, par value $0.0001 per share (the “Shares”), outstanding of Selecta Biosciences, Inc., a Delaware corporation (the “Issuer”), as set forth in the Issuer’s final prospectus, dated June 21, 2016, filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2016, and assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional 750,000 Shares.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Shares”), of Selecta Biosciences, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 480 Arsenal Street, Building One Watertown, Massachusetts 02472.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)               This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC (“GP III”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)     Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole general partner of OrbiMed Associates III, LP (“Associates III”) and the sole managing member of GP III, which is the sole general partner of OrbiMed Private Investments III, LP (“OPI III”).  OPI III and Associates III hold Shares as described herein.  Advisors, GP III, and Isaly have their principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP III are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)     During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Between 2010–2016 the Reporting Persons acquired 924,271 preferred shares of the Issuer and warrants to purchase 6,574 Shares of Issuer through numerous private financings.  The Reporting Persons have converted all of the acquired preferred shares and warrants into 1,292,797 common shares of the Issuer.

The Reporting Persons, pursuant to their authority under the limited partnership agreements of OPI III and Associates III (as applicable), as more particularly described in Item 6 below, caused OPI III and Associates III (as applicable) to purchase the Shares reported on this Schedule 13D with the investment capital of such entities.

Item 4.	Purpose of Transaction

The Shares initially had been acquired (and those that continue to be held are held) by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI III or Associates III.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b)     As of the date of this filing, Advisors, GP III and Isaly may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares.  Based on the Issuer’s final prospectus, dated June 21, 2016, and filed with the SEC on June 23, 2016, such Shares deemed to be indirectly beneficially owned by GP III constitutes approximately 10.2% of the issued and outstanding Shares, and such Shares deemed to be indirectly beneficially owned by Advisors and Isaly constitutes approximately 10.3% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the sole managing member of GP III, which is the sole general partner of OPI III, and as the sole general partner of Associates III, may be deemed to indirectly beneficially own the Shares held by OPI III and Associates IIII.  GP III, pursuant to its authority as the general partner of OPI III, may be deemed to indirectly beneficially own the Shares held by OPI III.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors.  As a result, Isaly, Advisors and GP III share the power to direct the vote and the disposition of the Shares held by OPI III described in Item 6 below, and Isaly and Advisors share the power to direct the vote and the disposition of the Shares held by Associates III.

In addition, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and/or Associates III, prior to the date of this filing, caused OPI III and Associates III, as applicable, to enter into the agreements referred to in Item 6 below.

 (c)           The Reporting Persons, pursuant to their authority under the limited partnership agreements of OPI III and Associates III (as applicable), as more particularly described in Item 6 below, caused OPI III and Associates III (as applicable), to purchase 550,000 Shares from the underwriters in connection with the Issuer’s initial public offering at a price of $14.00 per Share for an aggregate purchase price of $7,700,000.  The closing of such purchase occurred on June 27, 2016.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP III is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III.  Advisors is the sole managing member of GP III, pursuant to the terms of the limited liability company agreement of GP III, and the sole general partner of Associates III, pursuant to the terms of the limited partnership agreement of Associates III.  Pursuant to these agreements and relationships, Advisors and GP III have discretionary investment management authority with respect to the assets of OPI III, and Advisors has discretionary investment management authority with respect to the assets of Associates III.  Such authority includes the power of GP III and Advisors to vote and otherwise dispose of securities purchased by OPI III, and the power of Advisors to vote and otherwise dispose of securities purchased by Associates III.  The number of outstanding Shares held of record by OPI III is 1,825,415, and the number of outstanding Shares held of record by Associates III is 17,382.  Advisors may be considered to hold indirectly 1,842,797 Shares, and GP III may be considered to hold indirectly 1,825,415 Shares.

Carl L. Gordon (“Gordon”), a Member of Advisors, has been a member of the Board of Directors of the Issuer since 2010, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Gordon may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Gordon is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such Shares or economic benefits are provided to OPI III and Associates III.

Lock-Up Agreement

In connection with the Reporting Persons’ receipt of Shares of the Issuer, the Reporting Persons entered into a lock-up letter agreement (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, the Reporting Persons will not, during the period ending 180 days after the date of the prospectus relating to the public offering of the Issuer’s Shares (the “Lock-Up Period”), directly or indirectly (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares owned either of record of beneficially or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

 Amended and Restated Investors’ Rights Agreement

OPI III, Associates III, and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (“Investors’ Rights Agreement”), dated as of September 16, 2015.  Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

After the expiration of the 180-day period following the Registration Statement Effective Date, the holders of 50% of the shares covered by the Investors’ Rights Agreement, or their transferees, can, on not more than two occasions, request that the Issuer register all or a portion of their shares.  If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

The Investors’ Rights Agreement further provides that, in the event that the Issuer determines to register any of its Common Stock under the Securities Act, either for its own account or for the account of other security holders, in connection with the public offering of such securities solely for cash, the stockholders who are party to the Investors’ Rights Agreement, including OPI III and Associates III, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

At any time when the Issuer is eligible to use a Form S-3 registration statement, the holders of at least 20% of the shares covered by the Investors’ Rights Agreement or their transferees, can request that the Issuer register all or a portion of their shares on Form S-3.  Such request for registration must cover a number of shares with an anticipated aggregate price to the public, net of underwriting discounts and commissions, of at least $2.0 million.  The Issuer will not be required to effect a demand registration during the period that is 30 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a company-initiated registration of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.  In addition, the Issuer shall not be required to file more than two registrations on Form S-3 in any twelve-month period.

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand, Form S-3 and piggyback registration rights described above.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights.

OPI III and Associates III’s demand, short-form and piggyback registration rights described above generally will terminate upon the earlier of: (i) the date five years following the Issuer’s initial public offering; and (ii) such time as all of the Registrable Securities (as defined in the Investors’ Rights Agreement) of the Issuer held by OPI III and Associates III may be sold without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144 under the Securities Act (and without the requirement for the Issuer to be in compliance with the current public information required under Section (c)(1) of Rule 144).

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.	Form of Lock-Up Letter Agreement
3.
Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.6 to Confidential Submission No. 2 to Registration Statement on Form S-1 (SEC File No. 333-01222), filed with the SEC on December 29, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2016

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.	Form of Lock-Up Letter Agreement
3.
Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.6 to Confidential Submission No. 2 to Registration Statement on Form S-1 (SEC File No. 333-01222), filed with the SEC on December 29, 2015)